Filed Pursuant to Rule 253(g)(2)

File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 6 DATED AUGUST 14, 2023

TO THE OFFERING CIRCULAR DATED MAY 24, 2023

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated May 24, 2023, as filed by us with the Securities and Exchange Commission on May 25, 2023 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Announce our net asset value per share as of June 30, 2023;
●	Update our questions and answers;
●	Update our offering summary;
●	Update the description of our common shares; and
●	Update our plan of operation.

Net Asset Value Per Share as of June 30, 2023

On August 14, 2023, our Manager determined that our net asset value (“NAV”) per share is $10.28 as of June 30, 2023. This NAV per share will be effective until updated by us on or about September 30, 2023, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of our Manager or its affiliates at the end of each fiscal quarter. The NAV per share calculation as of June 30, 2023 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of June 30, 2023.

As with any methodology used to estimate value, the methodology employed by our Manager’s or its affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV per share will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular captioned “Risk Factors ‒ There can be no assurance that our NAV per share will be accurate on any given date particularly in light of COVID-19 pandemic.”

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective August 14, 2023, the offering price per share is $10.28, our NAV per share as of June 30, 2023. As previously disclosed, the price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular). The price per share pursuant to our distribution reinvestment plan is $10.28 and repurchases of shares made pursuant to the share repurchase program will be made at $10.28.

Questions and Answers

The following information supersedes and replaces the table in the section of our Offering Circular captioned “Questions and Answers – Questions About Share Repurchases – Will I have the opportunity to redeem my common shares?”:

Effective
Share Repurchase Anniversary (Year)	Repurchase Rate (1)
Less than 1 year	(Lock-up) 0%
1 year until 2 years	98%
2 years until 3 years	99%
3 or more years	100%
Death (Exception Repurchases)	100%

(1)	As a percentage of the most recently announced NAV per share. The repurchase price will be rounded down to the nearest $0.01.

Offering Summary

The following information supersedes and replaces the table in the section of our Offering Circular captioned “Offering Summary – Quarterly Share Repurchase Program”:

Effective
Share Repurchase Anniversary (Year)	Repurchase Rate (1)
Less than 1 year	(Lock-up) 0%
1 year until 2 years	98%
2 years until 3 years	99%
3 or more years	100%
Death (Exception Repurchases)	100%

(1)	As a percentage of the most recently announced NAV per share. The repurchase price will be rounded down to the nearest $0.01.

Description of Our Common Shares

The following information supersedes and replaces the table in the section of our Offering Circular captioned “Description of Our Common Shares – Quarterly Share Repurchase Program”:

Effective
Share Repurchase Anniversary (Year)	Repurchase Rate (1)
Less than 1 year	(Lock-up) 0%
1 year until 2 years	98%
2 years until 3 years	99%
3 or more years	100%
Death (Exception Repurchases)	100%

(1)	As a percentage of the most recently announced NAV per share. The repurchase price will be rounded down to the nearest $0.01.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of August 14, 2023, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $377 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $733 million. The aggregate value of all underlying properties in RealtyMogul Income REIT, LLC is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies provided, however, the value of the properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by our Manager, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date. Our commercial real estate assets and investments will constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”